GLOBALIST CAPITAL, LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020







UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68478

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Globalist Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wilshire Blvd, Suite 750
(No. and Street)

Santa Monica	CA	90401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Neil Morganbesser 310-319-2000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wei Wei Co., LLP
(Name – *if individual, state last, first, middle name*)

36 W Bay State Street	Alhambra	CA	91801
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Neil Morganbesser___ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Globalist Capital, LLC___ , as of ___December 31___ , 20 __20__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



Signature

_____CEO_____

Title



Notary Public

COSTIN HARNONCOURT
COMM. 2320426
NOTARY PUBLIC · CALIFORNIA
LOS ANGELES COUNTY
My Comm. Expires Feb. 27, 2024

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption Report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GLOBALIST CAPITAL, LLC
(A Limited Liability Company)

DECEMBER 31, 2020

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm



WEI WEI & CO., LLP
CERTIFIED PUBLIC ACCOUNTANTS

• MAIN OFFICE
133-10 39TH AVENUE
FLUSHING, NY 11354
TEL. (718) 445-6308
FAX. (718) 445-6760

• CALIFORNIA OFFICE
36 W BAY STATE STREET
ALHAMBRA, CA 91801
TEL. (626) 282-1630
FAX. (626) 282-9726

• BEIJING OFFICE
11/F NORTH TOWER
BEIJING KERRY CENTRE
1 GUANGHUA ROAD
CHAOYANG DISTRICT
BEIJING 100020, PRC
TEL. (86 10) 65997923

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Globalist Capital, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Globalist Capital, LLC as of December 31, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Globalist Capital, LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Globalist Capital, LLC's management. Our responsibility is to express an opinion on Globalist Capital, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Globalist Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Wei Wei & Co. LLP

We have served as Globalist Capital, LLC's auditor since 2019.

Flushing, NY
February 26, 2021

GLOBALIST CAPITAL, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS		
Cash	$	40,281
Due from affiliate (See note 4)		40,070
Prepaid expenses		909
Total assets	$	81,260
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Accrued expenses	$	26,017
Total liabilities		26,017
Member's equity		55,243
Total liabilities and member's equity	$	81,260

See notes to the financial statement

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

Globalist Capital, LLC (the "Company"), is a limited liability company organized under the laws of the State of Delaware in November 2009. The Company has registered with the Securities and Exchange Commission ("SEC") as a broker-dealer in securities under the Securities Exchange Act of 1934, and operates under a membership agreement with the Financial Industry Regulatory Authority ("FINRA"). The Company is required to maintain minimum net capital pursuant to SEC Rule 15c3-1.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Revenue recognition
The Company earns fees from consulting services and securities offerings in which the Company acts as a placement agent. Revenue is recognized as consulting services are rendered and placement transactions are consummated.

The Company does not carry accounts for customers or perform custodial functions related to securities.

Cash
Cash includes deposits in checking and savings accounts.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein. Actual results could differ from those estimates.

Income taxes
As a wholly-owned limited liability company, the Company is not subject to Federal, state or local income taxes. All items of income, expense, gains and losses are reportable by the member for tax purposes on its tax return. The Company is considered to be a disregarded entity and is thus not subject to Federal, state and local income taxes and does not file income tax returns in any jurisdiction.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Uncertain tax positions

In accordance with the FASB Accounting Standards Codification No. 740 ("ASC 740") Subtopic 05 "Accounting for Uncertainty in Income Taxes", the Company did not recognize any amounts from uncertain tax positions. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors.

Generally, federal, state and local authorities may examine the member's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to 2016 are no longer subject to examination by tax authorities.

Adoption of new accounting standards

In accordance with ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic 606") revenues from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer. The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

The Company's revenues from contracts with customers are recognized when the performance obligations are satisfied at an amount that reflects the consideration expected to be received in exchange for such services. The majority of the Company's performance obligations are satisfied at a point in time and are typically collected from the client after such obligations are satisfied.

In February 2016, the FASB issued Accounting Standards Update ("ASU") No. 2016-02, Leases ("ASU 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet as a "right-of-use asset" and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for years beginning after December 15, 2018, with early adoption permitted, and was effective for the Company as of January 1, 2019. The Company elected not to recognize a right-of-use (ROU) asset and a lease liability on its balance sheet under the new lease accounting standard in accordance with FASB ASC 842-20-25-2 since the lease is on a month to month basis and does not have to be recognized. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

3. **CONCENTRATION OF CREDIT RISK**

    Periodically throughout the year and at December 31, 2020, the Company may have significant cash balances. Interest bearing and non-interest bearing accounts are insured by the FDIC up to $250,000 per financial institution. As of December 31, 2020, the Company does not have any balances in excess of the FDIC insured limits. The Company has not experienced any losses in such accounts and management does not believe it is exposed to any significant credit risk on cash.

4. **RELATED PARTY TRANSACTIONS**

    Neil Morganbesser is a founding member and President & CEO of DelMorgan & Co., LLC ("DelMorgan") and is the CEO and Managing Principal of the Company, responsible for managing the day to day operations of the Company. Pursuant to an amended expense sharing agreement (the "Amended Agreement") between the Company and DelMorgan, DelMorgan will reimburse the Company for certain expenses at a mark-up of 15% and the Company reimburses DelMorgan for certain other expenses in accordance with the Amended Agreement. At December 31, 2020, the Company was due $40,070 from DelMorgan as reflected on the statement of financial condition.

5. **CONTINGENCIES**

    As a regulated securities broker dealer, from time to time the Company may be involved in legal proceedings and investigations. The Company is not currently involved in any legal proceedings or investigations.

6. **NET CAPITAL REQUIREMENTS**

    The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness and the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1.

    At December 31, 2020, the Company had net capital, as defined, of $14,264, which exceeded the required minimum net capital of $5,000 by $9,264. Aggregate indebtedness at December 31, 2020 totaled $26,017. The Company's ratio of aggregate indebtedness to net capital was 1.8 to 1.

7. REVENUE LITIGATION

In June 2020, The Company settled a lawsuit with Fiore Management, LLC ("Fiore") over an engagement agreement dated November 26, 2018. The agreement provided that the Company would receive a fee when Fiore raised capital from parties introduced by the Company. During the year ended December 31, 2020, Fiore offered a payment of approximately $269,000. Under the agreement, Fiore was to supply the Company with certain information requested to determine the fees the Company is entitled to but has not done so. The Company and Fiore agree to a fee of $388,500, which the Company received on June 24, 2020.

8. SUBSEQUENT EVENTS

Management of the Company has evaluated events and transactions that have occurred since December 31, 2020, through the date the financial statements were available to be issued and determined that there are no material events that would require adjustment to or disclosures In the Company's financial statements.

On March 11, 2020, The World Health Organization ("WHO") declared the coronavirus (COVID 19), a global pandemic and public health emergency. The WHO has recommended containment and mitigation measures worldwide and domestically self-isolation and shelter-in-place requirements have been or are being put in place. The pandemic has continued subsequent to December 31, 2020.

The Company cannot reasonably estimate the length or severity of this pandemic, or the extent to which this disruption may impact its financial statements and future results of operations. We haven't seen any decrease of revenue and will continue to monitor and evaluate the nature and extent of the impact on our ongoing and future results of operations, financial condition and liquidity.